Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

April 14, 2008

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to:

•	our expectations regarding future financings;
•	our plans to conduct clinical trials;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, preclinical and clinical studies and the regulatory approval process;
•	our plans to obtain partners to assist in the further development of our product candidates; and
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	the progress of our clinical trials;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this annual information form or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

PLAN OF ARRANGEMENT AND CORPORATION REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), Lorus Therapeutics Inc. (the “Company or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (Old Lorus), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information below reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  All comparative figures presented in these interim consolidated financial statements are those of Old Lorus.  References in this MD&A to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Company after the Arrangement Date.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2007 and the accompanying notes for 6650309 Canada Inc., subsequently renamed Lorus Therapeutics Inc., (New Lorus) and the financial statements of Lorus Therapeutics Inc. subsequently renamed 4325231 Canada Inc., (Old Lorus) presented in the Supplemental Financial Information (collectively the "Financial Statements") contained in the Company’s annual report.  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  All amounts are expressed in Canadian dollars unless otherwise noted.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to multiple Phase I and II clinical trials.  A growing intellectual property portfolio supports our diverse product pipeline.  Lorus’ pipeline is a combination of internally developed products and products licensed in from other entities at a pre-clinical stage.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these product candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance the drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive cash for milestone payments and royalties from such partnerships which will support continued development of our product pipeline.  We assess each product candidate and determine the optimal time to work towards partnering out that product candidate.

Our success is dependent upon several factors, including establishing the efficacy and safety of our products in clinical trials, securing strategic partnerships, and maintaining sufficient levels of funding through public and/or private financing.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life.  Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our loss from operations for the three-month period ended February 29, 2008 increased to $3.8 million ($0.02 per share) compared with a net loss of $2.1 million ($0.01 per share) during the same period in fiscal 2007. For the nine-month period ended February 29, 2008 our loss from operations, excluding the gain on sale relating to the Arrangement, increased to $9.0 million from $7.9 million in the same period last year.  On the close of the Arrangement, in July 2007, the Company realized a gain on the sale of the shares of Old Lorus in the amount of $6.3 million resulting in a net loss for the nine-month period of $2.7 million ($0.01 per share).  The gain on sale of the shares was reduced by $11 thousand in the quarter reflecting an increase in transaction costs.

We utilized cash of $7.5 million in our operating activities in nine-month period ended February 29, 2008 compared with $6.2 million during the same period in fiscal 2007 reflecting the increase in net loss during the nine month period.  At February 29, 2008, we had cash and cash equivalents and marketable securities of $12.2 million compared to $12.4 million at May 31, 2007.

RESULTS OF OPERATIONS

Revenues
Revenues for the three-month period ended February 29, 2008 decreased to $3 thousand compared with revenue of $37 thousand for the same period last year.  For the nine-month period ended February 29, 2008, total revenue decreased to $30 thousand from $67 thousand in the same period last year.  This decrease in revenue is related to a reduction in laboratory services work performed by Lorus personnel on behalf of other companies.

Research and Development
Research and development expenses totaled $2.2 million in the three-month period ended February 29, 2008 compared to $672 thousand during the same period last year and increased to $4.3 million from $3.1 million in the nine month period ended February 29, 2008 as compared to the same period in fiscal 2007.

For the three-month period ended February 29, 2008, research and development expenditures increased by $1.6 million over the prior year resulting from increased activity within our GTI-2040 and Small Molecule programs.  During the three-month period ended February 29, 2008, we incurred $1.0 million in costs to manufacture additional quantities of GTI-2040 to support our ongoing Phase II clinical trial in AML as well as an additional $450 thousand in R&D expenditures to support the ongoing GLP toxicity studies in our pre-clinical programs.

For the nine-month period ended February 29, 2008, research and development expenditures increased by $1.7 million offset by a decrease in amortization expense related to intangible assets of $655 thousand over the same period in the previous year for a net increase of $1.1 million.   The increase is primarily due to increased research and testing costs in fiscal 2008 associated with the advancement of the Company’s small molecule and GTI-2040 programs as well as the manufacturing costs of $1.0 million associated with the manufacture of additional quantities of GTI-2040 to support our ongoing Phase II clinical trial in AML.

General and Administrative
General and administrative expenses totaled $863 thousand in the three-month period ended February 29, 2008 compared to $833 thousand in same period last year.  For the nine-month period ended February 29, 2008, general and administrative expense was $2.7 million compared with $3.0 million in the same period last year.  The decrease in general and administrative costs is the result of costs incurred in the second quarter of 2007 related to the mutual separation agreement between the Company and the then President and CEO offset by costs associated with the recruitment and hiring of the Company’s newly appointed CFO incurred in the third quarter of 2008.

Stock-Based Compensation
Stock-based compensation expense totaled $217 thousand in the three-month period ended February 29, 2008, compared with $105 thousand in the same period last year and $529 thousand in the nine-month period ended February 29, 2008 compared with $368 thousand for the same period last year.  The net increase in stock-based compensation for both these periods is the result of an increase in options granted during the third quarter of 2008 in order to bring option granting practices in line with industry standards as well as an expense of $83 thousand in the second quarter of 2008 related to the modification of options previously granted to directors not standing for re-election at the Company’s annual general meeting and to Dr. Wright for options granted in his capacity as President and CEO.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $81 thousand in the three-month period and $240 thousand in the nine-month period ended February 29, 2008 as compared to $98 thousand and $298 thousand in the same periods, respectively, last year.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases during fiscal 2008 and 2007.

Interest Expense
Non-cash interest expense was $258 thousand in the three-month period ended February 29, 2008 compared with $259 thousand in the same period last year.  For the nine-month period ended February 29, 2008 interest expense was $799 thousand compared with $786 thousand for the same period last year.  These amounts represent interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The interest expense in fiscal 2008 is comparable with fiscal 2007 as the average prime rates were consistent year over year.  All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the Company’s secured convertible debentures amounted to $285 thousand in the three-month period ended February 29, 2008 compared with $236 thousand in the same period last year.  For the nine-month period February 29, 2008, accretion charges were $824 thousand compared to $682 thousand in the same period in fiscal 2007.  The Company has allocated the proceeds from each tranche of the secured convertible debentures separately to the debt and equity components of the debentures on a relative fair value basis.  As a result, the debt component of the secured convertible debentures had an initial cumulative carrying value of $9.8 million as of the respective dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.  Accretion charges are calculated using the effective interest rate method which results in accretion charges increasing over the life of the convertible debenture as the accreted balance of the debentures increases and therefore the related effective interest charges.

Amortization of Deferred Financing Charges
Amortization of deferred financing charges totaled $35 thousand in the three-month period ended February 29, 2008 compared with $27 thousand in the same period last year.  Total deferred financing costs for the nine-month period ended February 29, 2008 were $101 thousand as compared to $79 thousand in the same period last year.  The deferred financing charges relate to the convertible debenture transaction and are being amortized using the effective interest rate method over the five-year life of the debt commencing October 6, 2004.

Interest and Other Income
Interest income totaled $120 thousand in the three-month period ended February 29, 2008 compared to $137 thousand in the same period last year and $435 thousand for the nine month period ended February 29, 2008 and $362 thousand for the comparable period last year.  The amount of interest income in the current fiscal year has been impacted in the nine-month period by a recognized gain in market value of held-for-trading classified assets of $4 thousand as a result of the implementation of the new financial instruments accounting policy, see Recently Adopted Accounting Policies, below.  The slight decrease in interest income in the current three-month period is due to a lower average cash and marketable securities balance. The increase in interest income for the nine month period ended February 29, 2008 compared with the prior year is due to slightly higher average cash and marketable securities balances during the first quarter of 2008 compared with the first quarter of 2007 and higher interest rates in the first and second quarter of 2008 compared with 2007.

 Loss from operations for the period
Operating net loss for the three month period ended February 29, 2008 increased to $3.8 million or $0.02 per share compared to $2.1 million or $0.01 per share in the same period last year. Operating net loss for the nine-month period, before the gain on sale of shares associated with the completion of the Arrangement, increased to $9.0 million as compared with $7.9 million in the same period last year. The increase in net loss in the current three month period as compared to the previous year is primarily a result of higher research and development costs of $1.6 million and higher stock based compensation expense of $112 thousand as discussed above.  The increase in net operating loss for the nine-month period as compared to the prior year is primarily due to higher research and development costs of $1.1 million inclusive of amortization of acquired R&D costs fully amortized in fiscal 2007, higher stock based compensation expense of $161 thousand and higher accretion charges of $142 thousand, offset by lower general and administrative costs of $326 thousand as discussed above.

Gain on sale of shares
As a result of the Arrangement, the Company recognized a gain on the sale of the shares of Old Lorus to the Investor of approximately $6.3 million.  Under the Arrangement, numerous steps were undertaken as part of a taxable reorganization.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement as described below.  Those tax attributes remaining with Old Lorus are no longer available to the Company.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In reference to those indemnifications, $600 thousand of the proceeds on the transaction have been held in escrow until the first anniversary of the transaction (July 2008).  The Company has deferred the entire amount of the proceeds held in escrow as its estimate of any liability arising from the indemnifications.  The Company will further assess any adjustments required to this obligation when the escrowed amount is released.

CONTINGENT LIABILITIES
In October 2007, the Company received a statement of claim in respect of a dispute with a former employee.  The Company believes that the suit is without merit and will defend the action vigorously.  It is currently not possible to determine the outcome of such action and no provision has been made in the consolidated interim financial statements.

REGULATORY MATTERS
The Company received notice from the American Stock Exchange (AMEX) dated February 13, 2008 indicating that the Company needed to comply with the $6 million stockholder's equity threshold required for continued listing under AMEX Company Guide Sec. 1003(a)(iii).  This notification was triggered by the decline of Lorus' market capitalization to less than $50 million, which previously exempted Lorus from meeting the minimum stockholder's equity requirement. Pursuant to the letter, Lorus submitted to AMEX for its review and acceptance, a plan to bring the Company into compliance with the aforesaid stockholder's equity requirements within an eighteen-month period. Should this plan not be accepted by AMEX the Company will be subject to de-listing.

CORPORATE CHANGES
As discussed above, on July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.  In October 2007, Old Lorus changed its name from 4325231 Canada Inc. to Global Summit Real Estate Inc.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

In the three-month period ended February 29, 2008, research and development costs have increased due to the manufacturing costs associated with producing additional quantities of GTI-2040 to support the ongoing Phase II clinical trial in AML.  Prior to the quarter ended November 30, 2007 when activity has escalated in our small molecule and GTI-2040 development programs, research and development expenses were trending lower than in the same quarters in the previous year as a result of the reduction in R&D costs following the close of the Phase III Virulizin® clinical trials and the full amortization of acquired R&D in August 2006.

General and administrative expenses have remained relatively consistent across last six quarters with the exception of an increase for the quarter ended November 30, 2006 due to severance charges relating to the costs of the mutual separation agreement as described in the Company’s annual report. The three-months ended November 30, 2007 general and administrative expenses are higher than the previous quarters, reflecting the incurrence of annual corporate governance costs and increased corporate communication costs over the previous periods.

The Company recognized a gain on sale of shares on the close of the Arrangement as discussed above in the quarter ended August 31, 2007.

(Amounts in 000’s except for per common share data)	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31, 2006	May 31, 2006
Revenue	$3	$1	$26	$40	$37	$23	$7	$14
Research and development	2,222	1,247	782	259	672	1,122	1,331	1,353
General and administrative	863	1,103	736	820	833	1,407	788	730
Net loss	(3,850)	(2,825)	3,991	(1,689)	(2,062)	(3,117)	(2,770)	(2,720)
Basic and diluted net (loss) profit per share	$(0.02)	$(0.01)	$0.02	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Cash used in operating activities	$(2,586)	(2,537)	$(2,348)	$(89)	$(1,805)	(2,585)	$(1,815)	$(1,940)

LIQUIDITY AND CAPITAL RESOURCES
Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the GTI-2040 Phase II clinical trials is done by the US NCI at its cost.  Lorus has undertaken an expanded GTI-2040 trial at its own cost and is in the process of acquiring additional quantities of GTI-2040 drug to support ongoing trials.  The Company is currently in the assessment phase of results from its GTI-2501 Phase II clinical trial and is not incurring significant costs thereon.  We will continue the development of our small molecule programs from internal resources until their anticipated completion.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due.  The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for our financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Management believes that the Company’s current level of cash and cash equivalents and short term investments will be sufficient to execute the Company’s current planned expenditures for the next twelve months; however, the debt obligation is due in October 2009 and the Company currently does not have the cash and cash equivalents to satisfy this obligation.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Cash Position
At February 29, 2008, Lorus had cash and cash equivalents and short-term investments totaling $12.2 million compared to $12.4 million at May 31, 2007.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents and short term investments less current liabilities) at February 29, 2008 was $10.9 million as compared to $6.2 million at May 31, 2007.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Contractual Obligations and Off-Balance Sheet Financing
At February 29, 2008, we had contractual obligations requiring annual payments as follows:
(Amounts in 000’s)

	Less than 1 year	1-3 years	Total
Operating leases	139	284	423
Convertible Debenture[1]	-	15,000	15,000
Total	139	15,284	15,423

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.  The amounts above excludes interest expense which is payable monthly by issuance of commons shares which is calculated at a rate of prime plus 1% on the outstanding balance.

In December 2007 the Company entered into a contract to manufacture GTI-2040 for clinical trial purposes at an expected cost of $1.5 million of which $1.0 million has been incurred as at February 29, 2008 and the remaining $500 thousand has yet to be incurred but will become payable upon release to Lorus of a cGMP manufactured product which we anticipate to be during the fourth quarter of 2008.

The Company had entered into contracts with a third party service provider to perform GLP toxicity studies on LOR-253 the Company’s lead Small Molecule compound.  The total value of these contracts is $850 thousand of which $400 thousand had been accrued or paid as of February 29, 2008.  The remaining amounts will become due as the study milestones are achieved.  We expect that the remaining amount will be paid or accrued during the fourth quarter of 2008.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from future revenues or milestone payments. As of February 29, 2008 no amounts are owing and the amount of future fees is not determinable.

As at February 29, 2008, we have not entered into any off- balance sheet arrangements.

Outlook
Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and other development activities related to the Company’s lead products, as well as any new initiatives.  Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.

Subsequent Events
On April 8, 2008 the Company announced that its subsidiary Genesense Technologies Inc. had signed an exclusive multinational license agreement with Zor Pharmaceuticals, LLC (“ZOR”) formed as a subsidiary of Zoticon Bioventures Inc. (North America and Israel), a research-driven biopharmaceutical group whose purpose is to further develop and commercialize Virulizin® for human therapeutic applications.  ZOR will be responsible for the cost of all the clinical development, regulatory submissions and commercialization of Virulizin® in North and South America, Europe and Israel.  GeneSense will retain rights in rest of the world.  The license agreement will continue until the date of the expiration of the last to expire royalty term (last to expire of the valid claims of the licensor’s patent rights) in any country.

Under the terms of the agreement, GeneSense will be entitled to receive payments in excess of US$10 million upon the achievement of various milestone events and royalties that vary from 10-20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments.

Immediately prior to executing the license agreement, Lorus (through its newly formed subsidiary Pharma Immune Inc.) received 25% of the equity in ZOR in exchange for a capital contribution of $2,500.  This investment will be treated as an equity investment.  Lorus’ equity will not be subject to dilution on the first US$5 million of financing in ZOR.   Thereafter, Lorus has, at its option, a right to participate in any additional financings to maintain its ownership level.  The Company has also entered into a service agreement with ZOR to assist in the transfer of knowledge and establish a strong foundation for moving forward with the development program.  Under this agreement GeneSense has agreed to provide ZOR with 120 hours of consulting service at its own expense and thereafter will provide services at an agreed upon rate.  The service contract will last for one year unless stated otherwise in any project assignment that extends beyond one year but no longer than the date of termination of the License Agreement for any reason.

This transaction will be accounted for in the fourth quarter of fiscal 2008.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to the MD&A included in our 2007 Annual Report for a complete discussion of risks and uncertainties.

•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	The cash and cash equivalents on hand is not sufficient to repay the debentures at maturity.
•
We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.

•
Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•
As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

•
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
•	Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2007 annual report.  As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to the financial statements of Old Lorus (subsequently renamed 4325231 Canada Inc.) provided as Supplemental Financial Information in our annual report for the fiscal year ended May 31, 2007.

Recently Adopted Accounting Recommendations
Effective on June 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530"); Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855); Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3251, Equity.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Adoption of the above recommendations had the following impact on the current financial statements:

Short-term investments:
Short-term investments consist of fixed income government investments and corporate instruments.  Any fixed income government investments and corporate instruments that are not cash equivalents are classified as held-to-maturity investments except where the Company does not intend to hold to maturity and therefore the investment is designated as held-for-trading.  Held-to-maturity investments are measured at amortized cost while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statement of loss and deficit.  As a result of adopting the new standards, the Company designated certain corporate instruments previously carried at amortized cost as held-for-trading investments.  This change in accounting policy resulted in an increase in the opening deficit accumulated during the development stage by $27 thousand and a net gain in the consolidated statement of loss and deficit for the nine-month period ended February 29, 2008 of $4 thousand.

Embedded derivatives:
Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations and deficit in the period the change occurs.

The Company did not identify any embedded derivatives that required separation from the related host contract as at June 1, 2007 that resulted in a material adjustment to the consolidated interim financial statements.

Transaction costs:
Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

Guarantee:
On July 10, 2007, as part of the Arrangement, the Company, including its subsidiaries, indemnified Old Lorus and its directors.  This indemnity is required to be accounted for at fair value in accordance with Section 3855.  Management has accrued an amount of $600 thousand being the amount held in escrow and has recorded this amount as a deferred gain on sale of shares within its liabilities.  The fair value of the indemnity will be reassessed as the escrowed amount is released in July 2008.

Recent Accounting Recommendations not yet adopted
In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861.  These requirements included Sections 3862 - Financial Instruments - Disclosure, which replaces Section 3861 and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

Section 3862 is based on IFRS 7, “Financial Instruments: Disclosures”, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

Section 3863 “Financial Instruments - Presentation”, which replaces Section 3861, “Financial Instruments - Disclosure and Presentation”. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, “Financial Instruments - Presentation”.

These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861 before that date

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments.

We do not expect the adoption of these standards to have a material impact on our consolidated financial position and results of operations.

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008, and specifically June 1, 2008 for the Company.  We have not yet assessed the impact, if any, of Section 1400 on the Company’s financial statement.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s financial statements has not been determined.

Section 3064, “Goodwill and intangible assets”, will be replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The impact of adoption of this new section on the Company’s financial statements has not been determined.

DISCLOSURE CONTROLS AND PROCEDURES
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in Multilateral Instrument 52-109-Certification of Disclosure in Issuer's Annual and Interim Filings) as of May 31, 2007 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

Peter Korth stepped down from his position as CFO, effective April 14, 2008. Elizabeth Williams, CA, Lorus’ Director of Finance and Controller for the past four years, assumed his financial duties as Acting CFO. Elizabeth Williams has held the Acting CFO position at Lorus in the past, from November 2005 to January 2008.  We do not expect this change to have any impact on our disclosure controls and procedures.

UPDATED SHARE INFORMATION
As at April 14, 2008, the Company had 216,716,000 common shares issued and outstanding.  In addition, the Company had issued and outstanding 17,188,000 stock options to purchase an equal number of common shares and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

ADDITIONAL INFORMATION
Additional information relating to Lorus, including Lorus' 2007 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for Global Summit Real Estate Inc. (Old Lorus).